Via Facsimile and U.S. Mail
Mail Stop 4720

January 12, 2010

Robert V. Cuddihy, Jr.
Chief Operating Officer
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Re: The Quigley Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Definitive Proxy Statement on Schedule 14A
      File Number: 000-21617

Dear Mr. Cuddihy,

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    Jim B. Rosenberg
                                                    Senior Assistant Chief
                                                    Accountant